May 31, 2012

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:	Eastern Resources, Inc.

Form 8-K

Filed April 12, 2012

File No. 000-54645

Dear Ms. Block:

On behalf of our client, Eastern Resources, Inc. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Patrick W. M. Imeson, Chief Executive Officer of the Company, dated May 10, 2012 (the “Letter”). The Company concurrently is filing Amendment No. 2 to the Form 8-K (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by FedEx a blacklined copy of the Amendment marked against the initial Form 8-K.

General

1.	We note the use of graphics throughout your filing. Please eliminate photographs that do not show your own current operations. Also, for each remaining picture, please clarify what stage the development depicted is in, for example, if it is in an exploration, development or production stage, if applicable. Refer generally to the Industry Guide 7. (4) Definitions.

Response:

In response to the Staff’s comment, all photographs that do not show current operations have been removed. For the remaining photographs, we have added the state of development as defined in Industry Guide 7. (4) to each description.

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The Merger And Related Transactions, page 6

2.	We note your disclosure regarding the Merger. We note that EGLLC received an aggregate amount of common stock and preferred stock. Please clarify where

EGLLC is in the resulting corporate structure. Is the result that EGLLC is a parent company to ESRI? Consider adding a corporate chart.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 6 of the Amendment. EGLLC is the parent company to ESRI.

3.	In this regard, please tell us if a name change for ESRI is contemplated.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 7 of the Amendment. At this time, the Company is not changing its name; however it reserves the right to revisit that decision as the Company’s geographic location or operations are not consistent with the name “Eastern”.

4.	Please provide a discussion of the Minerals Product Receivables Purchase Agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 7 of the Amendment. The Company has added a detailed discussion of the Minerals Product Receivables Purchase Agreement.

Tri-Party Agreement, page 7

5.	Please explain to us MFPI’s corporate relationship to EGGLC and ESRI. For instance, is it a subsidiary of either company after the Merger?

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 9 of the Amendment. The Company has added and explanation regarding MFPI’s corporate relationship to EGLLC and ESRI. MFPI is a company managed by Patrick Imeson and whose sole owners are Patrick Imeson and Michael Feinberg.

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Split-Off, page 8

6.	Please tell us, and provide an analysis for, the exemption relied upon for the Split- Off. In your response, please also tell us who is referred to in the defined term “Split-Off Shareholders.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure. See page 10 of the Amendment. The Company has added disclosure indicating that the shares of Split Corp. common stock that the Split-Off Shareholders received from the Company in exchange for their shares of common stock of the Company were transferred to them pursuant to Section 4(1) of the Securities Act of 1933, as amended (the “Securities Act”). All of the Split-Off shareholders who received Split Corp. shares in the exchange had been stockholders of the Company since they purchased their shares in the Company’s initial private placement in March 2008. Most, if not all, of the Split-Off Shareholders were friends and family of the Company founders, Thomas Hanna, Jr. and Dylan Hundley, who invested small amounts of money in the Company to purchase their shares, showing support for the start-up and faith in the ability of the Company to succeed in its film production efforts. All of these persons agreed to remain with the film production endeavor and to receive Split Corp. shares in exchange for their Company shares as part of the Split-Off. The Company is not the issuer of the Split Corp. shares and is not an underwriter or a broker. On this basis, the Company believes that the exchange transaction meets the requirements of Section 4(1) of the Securities Act.

Pro Forma Ownership, page 10

7.	In the third bullet point, please reconcile the disclosure that 5,445,000 shares of common stock have been granted under the 2012 Plan with that on page 9 under 2012 Equity Incentive Plan that no awards have been granted under the 2012 Plan. We note the disclosure on pages 53 and 75 that, as of the Merger closing date, stock options exercisable for 5,445,000 shares of common stock have been granted under the 2012 Plan. Please reconcile the disclosures accordingly, and disclose when the options, rather than common shares, were granted.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 10 of the Amendment. The Company did award 5,445,000 stock options on April 6, 2012. The various disclosure items relating to this reference are now reconciled.

Description of Business, page 12

General

8.	We note that you state on page 1 that your business is exploration and production. Please revise to provide a clearer discussion of the exploration aspect of your business as distinct from any production discussion. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion of the speculative nature of your business, the material steps necessary to implement future plans and the need for any financing to implement the plans. If financing is currently not available to you, please make that clear.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 13 of the Amendment. The Company has separated its discussions relating to the exploration and production aspects of its operations. The Company has also added disclosure detailing material steps, future financing needs and expected outcomes if financing does not become available.

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General Background, page 12

9.	Please consider including a separate paragraph or chart that clearly discloses the relationship between ESRI, before and after the Merger, with Patrick Imeson, Eric Altman, MFPI Partners, LLC, EGLLC, Black Diamond Holdings, LLC, and Black Diamond Financial Group LLC. Please also disclose that EGLLC, after the Merger, is your largest shareholder. We believe that clarity as to the nature of the relationship among these individuals and entities will provide useful and relevant information for an understanding of ownership of the Company.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 13 and 14 of the Amendment, and for a separate discussion of MFPI, see page [9]. Black Diamond Financial Group, LLC (“BDFG”) is owned and managed by Patrick Imeson and Eric Altman and BDFG is the manager of Black Diamond Holdings, LLC (“BDH”). EGLLC’s is currently greater than 99% owned by BDH, however convertible debt and warrant holders have the right to convert or exercise warrant rights into approximately 25% of EGLLC. Prior to the merger, EGLLC owned 100% of EGI and MTMI and had no other operating activities. EGLLC’s officers consisted of Patrick Imeson, Eric Altman and Robert Trenaman. As a result of and following the Merger, EGLLC owns 90,000,000 shares of Common Stock and 10,000,000 shares of Series A Preferred Stock of ESRI; EGLLC’s officers now include only Patrick Imeson and Eric Altman.

Montana Tunnels Mine, page 13

10.	Please clarify the time frame covered for the amounts listed in the chart at page 13.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 15 of the Amendment. Projected commencement planned for autumn 2012.

11.	Please revise to provide a more balanced discussion of gold prices on pages 12 and 13 to state that gold prices can be volatile and may fall significantly below current levels.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 15 and 16 of the Amendment. During 2011, gold prices peaked at $1,895 per ounce on the London Metal Exchange (“LME”) and silver prices reached levels not seen since 1980, exceeding $30 per ounce on the LME. The Company notes that gold and silver prices have historically been volatile and subject to significant price declines below current levels.

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12.	Please delete the statement on page 16 “[u]sing average prices as of January 2012, the cumulative value of the metals mined from the Montana Tunnels Mine since 1987 would total in excess of $4 billion” as this is not relevant to your current operations.

Response:

In response to the Staff’s comment, the Company has deleted the disclosure as requested.

Products and mining industry trends, page 17

13.	Please revise the statement “[t]he deposit type currently being exploited at the Montana Tunnels Mine” on page 17 in light of your disclosure on page 1 that “[c]urrently, MTMI’s operations are limited to care and maintenance functions” or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 19 of the Amendment. The Company has revised the statement to say “[t]he deposit type to be exploited at the Montana Tunnels Mine”.

14.	Please balance discussions of the gold and silver markets to state that prices are volatile and may fall significantly from current levels. Please revise the discussion of the zinc market to clarify that despite the forecast zinc prices may fall.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 20 of the Amendment. The Company has added to the discussion the disclosure that prices can be extremely volatile and may fall significantly below current levels.

15.	Please revise to clarify what you mean on page 22 that “[t]his ensures that the metals produced from the Montana Tunnels Mine will be competitively priced.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 24 of the Amendment. The Company has revised the statement to reflect its belief that because of the size and liquidity of the global commodities markets, prices received for the metals produced from the Montana Tunnels Mine will be competitive.”

Operations Summary, page 22

16.	Please balance the statement on page 22 that “[w]e believe that extracting the remaining deposit will be more than ample to provide sufficient mineral resources to establish a mine plan to continue profitable mining and milling operations on the current target at Montana Tunnels Mine for approximately 9 years” to indicate that there is no guarantee your operation will ever be profitable.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 24 of the Amendment. The Company has added to the disclosure that “there is no guarantee that the Montana Tunnels operation will ever be profitable.”

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17.	Please revise this section to clarify throughout which actions mentioned are ones you have already taken and which are planned actions. To the extent you are referring to planned actions please refrain from using the present tense. We note that MTMI’s operations are currently limited to care and maintenance.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 25 through 30 of the Amendment. The Company has supplemented these disclosures to indicate which actions have already occurred and with are planned for future execution. The tense has revised were appropriate to properly refer to past, present and future actions.

Montana Tunnels Mine “M” Pit Expansion, page 28

18.	Please provide supplementally the terms and conditions of your current smelter treatments charges/schedule and/or smelting contracts.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 27 of the Amendment. The Company does not have a current smelter contract and this fact has been added to the disclosure.

The Elkhorn project and the Golden Dream Mine, page 30

19.	Please revise to state, if true, that none of the claims in The Elkhorn Project have any proven reserves and that all activities undertaken and currently proposed are exploratory in nature.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 31 of the Amendment. The Company has added to the disclosure “Currently, through no proven reserve exists on any claim within Elkhorn Project and all work being carried out by the Company is exploratory in nature.”

20.	Please provide a brief discussion of the plant and equipment at use at the Golden Dream Mine. For instance, discuss such details as to modernization and physical condition of such plant and equipment, as appropriate.

Response:

In response to the Staff’s comment, the Company has added to the disclosure as requested. See pages 35 and 36 of the Amendment. The Company has added a discussion of the plant and equipment at use at the Golden Dream Mine including details of the condition of such plant and equipment.

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21.	Please refer to the graphic on page 32. Please revise to explain what the various colored regions represent. If these represent mineral deposits please revise to clarify the extent to which they are only an estimation and do not represent the actual location or grade of minerals or advise.

Response:

In response to the Staff’s comment, the Company has added to the disclosure as requested. See page 32 of the Amendment. The Company added “Computerized schematic of the proposed Golden Dream Mine showing planned tunnels (green shaded thick bands) and actual drill holes.The colored blocks represent estimated mineral deposits but do not represent actual location of grade minerals.”

22.	Proven and probable reserves are disclosed for your Montana Tunnels and Golden Dream properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	Cash Flow analysis for your life of mine.

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

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In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre- addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George

K. Schuler, Mining Engineer at (202) 551-3718.

Response:

In response to the Staff’s comment, the Company has compiled the appropriated files as requested on a CD formatted as Adobe PDF files. This CD is being provided separately to the Commission by overnight mail.

23.	Please disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The cutoff grade

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

•	A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 28, 33 and 34 of the Amendment. Bullet point discussions have been added for the appropriate SEC comment requests for each table.

24.	Please note mineral reserves for a mineral property may not be designated unless:

•	Competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•	historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

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•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Response:

In response to the Staff’s comment, the Company has revised the appropriated disclosures throughout the revised filing to ensure that the Company does not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

25.	We note your disclosure using terms such as measured, indicated, and/or inferred, resources, minable reserve, drill indicated, and/or geological reserve in reference to quantity (tonnage) estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing and remove all such terminology from your document.

Response:

In response to the Staff’s comment, the Company has revised the appropriated disclosures throughout the revised filing using the appropriate provisions in Industry Guide 7.

26.	We note you have reported a minable reserve. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated and a statement to that effect is included with the reserves. Absent these conditions, proven and probable reserves should be segregated.

Response:

In response to the Staff’s comment, the Company has revised the appropriated disclosures throughout the revised filing using the appropriate provisions in Industry Guide 7. In addition, the Company has revised the table disclosure on page 33 as requested.

Golden Dream Project Underground Development, page 34

27.	Please revise to state the current depth of your access tunnels.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 34 of the Amendment. The date has been updated to current; however the depth has not changed from the original filing.

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Description of Properties, page 37

28.	For each property, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representation of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard we note that the map on page 31does not include the aforementioned items. Please revise to include a map for each property. Each map should also include and present consistent information.

Response:

In response to the Staff’s comment, the Company has revised to the disclosure as requested in accordance with paragraph (b)(2) to Industry Guide 7 . See pages 38 to 40 of the Amendment.

29.	Please disclose the expiration date of each lease.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 38 of the Amendment. The leases were entered into in March, 2004 requiring the Company to pay the annual real estate taxes; In addition, the Company is obligated to annual payments to the lessor. The lease has no expiration date as long as the lessor is not in default of the lease, which is the current status.

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30.	For each property please disclose the source of power that will be utilized.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 38 and 39 of the Amendment. For the Montana Tunnels Mine, electrical power to the mine site is supplied by Montana Power via overhead power lines. Typical power demand during planned operations is 10,000Kw. For the Elkhorn Property, electrical power to the mine is currently supplied via an 800 Kw generator set.

Risk Factors, page 39

31.	Please provide a risk factor discussing your current monthly “burn rate” and the month you will run out of funds without additional capital.

Response:

In response to the Staff’s comment, the Company has added a new risk factor to the disclosure as requested. See page 52 of the Amendment.

The Company had $99,362 of Cash and Cash Equivalents as of March 31, 2012. The monthly care and maintenance “burn rate” is approximately $300,000 which includes primarily salaries, utilities, and equipment leases. Without additional capital, the Company will run out of money in April 2012.

In April of 2012, EGI completed a bridge financing, wherein it issued a $100,000 12% unsecured convertible Bridge Notes to an accredited investor. Through May 25, 2012 the Company raised $150,000 in a bridge private placement through the sale of shares of its common stock and warrants to one accredited investor. Without additional capital, the Company will run out of money in June 2012.

32.	Please provide a risk factor discussing that your auditors have issued a going concern opinion on your audited financial statements. Please discuss the uncertainties you face, such as your need to obtain additional financing, and discuss the consequences should you be unable to obtain additional financing.

Response:

In response to the Staff’s comment, the Company has added a new risk factor to the disclosure as requested. See page 52 of the Amendment.

At March 31, 2012, the Company has not generated any revenues to fund operations.  The continuation as a going concern is dependent upon our ability to meet financial requirements for mine development and raise additional capital, which will likely involve the issuance of debt and/or equity securities.  These factors raise substantial doubt as to the Company’s ability to continue as a going concern.  If we are unable to raise additional capital and continue as a going concern our stockholders may lose their entire investment in us.

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33.	Please provide a risk factor addressing the Minerals Product Receivables Purchase Agreement and the extent to which the contracted sales price may prevent or delay profitability.

Response:

In response to the Staff’s comment, the Company has added a new risk factor to the disclosure as requested. See page 42 of the Amendment. The Company has added a risk factor disclosing the details of the MPRPA and how the agreement may prevent or delay profitability.

The outstanding debt instruments, page 40

34.	Please explain here how the debt instrument of MFPI contains a restrictive covenant relating to your operations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 42 of the Amendment.

Pursuant to secured mortgages encumbering all of the assets and property of EGI and MTMI, the secured lenders to our largest shareholder, EGLLC, and the secured lender to EGLLC’s affiliate, MFPI, imposed restrictions as a condition to the additional $1,000,000 bridge loan made in May 2009 (that was subsequently repaid) from the Secured Lenders to EGLLC and as an inducement for the Secured Lenders to stand still regarding an event of default on the part of EGLLC that affect our ability to incur additional debt.

Some of our directors may have conflicts of interest, page 45

35.	Please revise here to disclose these conflicts. Explain which directors are officers or directors at which companies. Describe any “related pursuits” in which your directors or officers are currently involved. Please state whether you have agreements with your officers and directors stipulating that conflicts will be resolved in your favor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 48 of the Amendment.

Through their holdings in BDH, Patrick Imeson, Michael Feinberg and Eric Altman have an interest in a privately held limited liability company that has an interest in a mine exploration project in Paraguay that could present conflicts of interest with their roles at the Company.

The Company does not have an agreement with its officers and directors stipulating that conflicts will be resolved in the Company’s favor.

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We have incurred substantial losses since our inception, page 46

36.	Please clarify that you had an accumulated deficit of approximately $71 million as of December 31, 2011. Your current disclosure of $59 million represents your total stockholders’ deficit, as shown on page F-5, as of December 31, 2011.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 48 of the Amendment.

During the fiscal years ended 2011 and 2010, we have reported net losses of approximately $30 million and $10 million, respectively.  We had an accumulated deficit of approximately $71 million and an accumulated stockholders’ deficit of $59 million as of December 31, 2011.

Except for the MPRPA (discussed below), page 46

37.	We are unable to locate a detailed discussion of the MPRPA in your Risk Factors. We note this represents a Minerals Product Receivables Purchase Agreement (the “MPRPA”) dated as of April 15, 2011, by and among EGI, EGLLC, and BDH, as disclosed under Mortgages on EGI Property on page 38. Notwithstanding your disclosure on page 59 under Plan of Operations and Capital Requirements, please expand your risk factors disclosure to include a detailed discussion of the MPRPA, including the purpose of the agreement, the significant financial arrangements, the length of the agreement, and how each party to the agreement benefits and/or incurs risk of nonperformance or price volatility.

Response:

In response to the Staff’s comment, the Company has added a new risk factor to the disclosure as requested. See page 42 of the Amendment.

The Minerals Product Receivables Purchase Agreement (MPRPA) can result in limiting our ability to take advantage of increased gold prices while increasing our exposure to lower gold prices and may have a negative impact on our revenues if gold prices decline.

During 2011, the Company entered into an MPRPA with a related party to sell 80% of the first 41,700 ounces of gold produced from the Golden Dream Mine for an up-front payment of $10,000,000. The agreement requires the Company sell 80% of the first 41,700 ounces of gold produced for $500 per ounce, if any, to the related party. Additionally, the related party may purchase 6.5% of the ounces produced after the mine has produced in excess of 250,000 aggregate ounces for a purchase price of $600 per ounce. The MPRPA transaction provided us with the capital to finance the beginning stages of the Golden Dream Mine. The impact of this transaction, however, could limit our ability to realize the full benefit of rising gold prices in the future.

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The future pricing mechanism of these agreements constitutes an embedded derivative, which is bifurcated and separately marked to estimated fair value at the end of each period. Changes to the fair value of embedded derivatives related to gold sales agreements are included in sales revenue in the determination of net income. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to sales, respectively, is recorded each reporting period until the date of final pricing. Accordingly, in times of rising gold prices, our revenues benefit from higher prices received for contracts priced at current market rates and also from an increase related to the final pricing of provisionally priced sales pursuant to contracts entered into in prior years; in times of falling prices, the opposite occurs.

There can be no assurance that the Golden Dream Mine will reach production stages and may not be able to produce 41,700 ounces of gold in order to deliver 33,333 ounces of gold per the MRPRA to the related party. The related party shall have the right, upon written notice, at its option, to demand repayment of the upfront cash payment, without interest for any shortfall in delivered ounces.

We do not insure against all of the risks to which we may be subject, page 47

38.	We note the statement “the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost” on page 35. Please revise here to identify the “certain environmental losses and other risks” for which you are not covered.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 36 and 50 of the Amendment.

Risks which we have elected not to specifically insure against include nuclear, biological and chemical terrorism, radioactive material & nuclear energy liability, intellectual property rights, and liability involving asbestos, silica or similar compounds including mixed dust.

Risks Related to Our Common Stock, page 49

There currently is no public market, page 49

39.	Please include the last price and date of the trade on the OTCBB.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 52 of the Amendment.

The last trade of our Commons Stock was on May 30, 2012 at price of $1.70 per share.

Compliance with U.S. securities laws, page 52

40.	Please discuss your ability to absorb the costs associated with being a reporting company.

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Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page 55 of the Amendment.

The Company expects to engage in two private placement offerings to raise working capital for its two ongoing mining projects. A portion of the proceeds from these offerings will be used to absorb the additional costs associated with public reporting.

Management’s Discussion and Analysis, page 55

Results of Operations, page 56

41.	Refer to the discussion of revenue from the sale of gold. We note you have classified the sale of stockpile of rock from past mining from the East Butte mine as other income, rather than as revenue. We further note you have netted the ore processing costs. Please revise the filing to reclassify this revenue and the related ore processing costs as revenue and operating expenses, respectively, in your financial statements and related MD&A disclosures. You may choose to provide a line item description on your statements of operations, such as Revenue from East Butte mine. The ore processing costs should be presented within operating expenses, and may be presented as a separate line item, such as Ore processing costs from East Butte mine. Also, please expand your MD&A disclosure to discuss the circumstances under which this sale occurred in 2011, and whether you expect future sales of stockpile from your anticipated mine processing activities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested.  See pages 59 and F-4 of the Amendment. The MD&A now discloses revenue of $573,942 from the sale of stockpile of rock from the East Butte mine and related ore processing costs of $133,863. The Combined Statements of Operations for 2011 disclose metal sales of $573,942 and direct operating costs of $133,863 relating to sale of stockpile of rock from past mining from the East Butte mine.

42.	Refer to the discussion paragraphs on page 57 with respect to the loss on related party ore purchase agreement and change in fair value of the embedded derivative in the amounts of $13,025,932 and $5,793,103, respectively. Please provide us with the detailed computations of these loss amounts.

Response:

In response to the Staff’s comment, the Company has added exhibit 99.1 to the disclosure as requested.

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Plan of Operations and Capital Requirements, page 58

43.	Please revise to include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and necessary financing needed regarding the planned future operations and activities at the Golden Dream Mine and Montana Tunnel Mines projects.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 62 to 64 of the Amendment.

44.	Please also balance your disclosure to indicate that there is no guarantee that you will be able to raise capital in your proposed private placements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 62 and 64 of the Amendment. The Company has added language that there is no assurance that it will be able to raise capital through the proposed private placements.

45.	Please delete the operating projections on pages 58 and 59. Management must have a reasonable basis for all projections. Refer to Item 10 of Regulation S-K. In light of your lack of operating history and the lack of factors upon which such projections may be formed, it appears that you do not have a reasonable basis for these statements.

Response:

In response to the Staff’s comment, the Company has deleted the disclosure as requested.

Liquidity and Capital Resources, page 59

46.	Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 62 to 64 of the Amendment. The Company has revised the disclosure to quantify expected near term and long term financing requirements.

Directors, Executive Officers, Promoters and Control Persons, page 69

47.	Please revise to clarify the business experience of each of your executive officers and directors during the past five years including dates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 74 to 76 of the Amendment. The Company has added business experience for the executive officers and directors for the past five years.

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Management Services Agreement, page 79

48.	Please clarify if Messrs. Imeson and Altman will be working full time for the Company and / or if they will continue to spend time working for Black Diamond as well.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See pages 81 and 84 of the Amendment. In addition to their duties at the Company, Messrs. Imeson and Altman will continue to spend time working for Black Diamond.

Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-14

49.	Please expand the third paragraph to disclose how you determined the current portion of the $10 million up-front payment that has been recorded as deferred revenue at December 31, 2011.

Response:

In response to the Staff’s comment, the Company has reclassified deferred revenue as a current liability due to the uncertainty of ore production and the price of gold. See pages F-3, F-14, F-29, and F-36 of the Amendment. The deferred revenue is considered current due to the uncertainty of the commencement of ore production and the price of gold.

50.	In addition, please revise the last sentence of the third paragraph, with respect to recognizing revenue of $800 per ounce as the 80% of the first 41,700 ounces is sold, to provide the full discussion contained in the third paragraph under Minerals Product Receivables Purchase Agreement on page 78.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page F-14 of the Amendment.

The Company received an up-front payment of $10,000,000, through an ore purchase agreement from a related party dated April 15, 2011 (Note 9) to sell 80% of the first 41,700 ounces of gold and 6.5% of the gold produced after 250,000 ounces from the Golden Dream Mine at the Elkhorn Project. The $10,000,000 payment has been recognized as deferred revenue until the gold is sold. For each ounce of gold delivered to under the ore purchase agreement, the Company will pay the related party, subject to certain adjustments, (i) with respect to 80% of the first 41,700 ounces sold, the lesser of $500 per ounce or the latest COMEX spot gold price at the time of sale and (ii) with respect to each ounce of gold over 250,000 ounces, the lesser of $600 or the latest COMEX spot gold price at the time of sale. All pricing is subject to adjustment by an agreed upon inflation factor.

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The deferred revenue is considered current due to the uncertainty of the commencement of ore production and the price of gold.

51.	Further, please disclose that such discussion of revenue recognition is related to an agreement, the MPRPA dated April 15, 2011 with a related party, regarding commercial production of gold at the Golden Dream Mine. Please also provide a cross-reference to Note 9 for additional disclosures regarding the MPRPA.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested See page F-14 of the Amendment.

The Company received an up-front payment of $10,000,000, through an ore purchase agreement from a related party dated April 15, 2011 (Note 9) to sell 80% of the first 41,700 ounces of gold and 6.5% of the gold produced after 250,000 ounces from the Golden Dream Mine at the Elkhorn Project. The $10,000,000 payment has been recognized as deferred revenue until the gold is sold. For each ounce of gold delivered to under the ore purchase agreement, the Company will pay the related party, subject to certain adjustments, (i) with respect to 80% of the first 41,700 ounces sold, the lesser of $500 per ounce or the latest COMEX spot gold price at the time of sale and (ii) with respect to each ounce of gold over 250,000 ounces, the lesser of $600 or the latest COMEX spot gold price at the time of sale. All pricing is subject to adjustment by an agreed upon inflation factor.

The deferred revenue is considered current due to the uncertainty of the commencement of ore production and the price of gold.

Note 3. Acquisition of the Remaining 50% in Montana Tunnels, page F-15

52.	Refer to the last paragraph. It is unclear why you refer to the pro forma financial information for the year ended December 31, 2010, as it appears you have omitted such information. Please revise, as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page F-15 through F-16 of the Amendment.

The results of operations related to the 50% interest of MTMI has been included in the combined statements of operations from the date of acquisition, February 1, 2010, and summarized in the information for the 12 months ended December 31, 2010. January 2010 has been omitted as there were no mining operations during the month.

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Note 6. Push-Down Debt, Interest and Redemption Obligation of Parent and Its Affiliate, page F-20

53.	In the first sentence, you disclose the Company’s assets serve as collateral for multiple loans of the Parent. Please clarify which loan has priority with respect to the collateral.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested See page F-20 of the Amendment.

On May 15, 2010, the Company entered into a pledge agreement with the Parent and an investors group.  Through the agreement the Company’s assets serve as collateral for multiple loans of the Parent to the investors group. The agreement states that all loans and redeemable interest are jointly and severally obligations of the Parent and the investor group may allocate payments at its discretion.   Although the Company is not a maker or guarantor on the loans, the loans have been “pushed down” to the Company in the accompanying combined financial statements in accordance with Statement of Accounting Bulletin No 54.  The following is a summary of the loans as of December 31, 2011 and 2010.

Note 8. Income Taxes, page F-22

54.	Notwithstanding your narrative discussion on deferred income taxes, net deferred tax liabilities, and valuation allowance, please expand to provide tabular disclosures, in a reconciliation format, of the amounts involved. We refer you to the disclosure requirements of ASC Topic 740-10-50-2 through 50-12, as applicable.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested See page F-23 through F-27 of the Amendment.

Selected Unaudited Pro Forma Consolidated Financial Data, page F-26

Explanatory Notes, page F-26

55.	Refer to the fifth paragraph. Please expand to explain why the pro forma financial data is based on preliminary estimates, by describing the additional data needed to finalize the adjustments. Disclose whether or not you anticipate any significant differences upon finalization of the adjustments.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested. See page F-35 of the Amendment.

The unaudited pro forma combined financial data is based on estimates and various assumptions that EGI and MTMI and ERSI believe are reasonable in these circumstances.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

A written statement from the Company acknowledging the statements written above is attached hereto.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Beverly Singleton and Margery Reich, Division of Corporate Finance

Securities and Exchange Commission

Patrick W. M. Imeson, Chief Executive Officer

Eastern Resources, Inc.

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